
Mail Stop 3030

August 28, 2017

<u>Via E-mail</u>
William J. Thompson
Chairman of the Board of Directors
Giga-tronics Incorporated
5990 Gleason Drive
Dublin, CA 94568

> **Re: Giga-tronics Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2017**
> **File No. 001-14605**

Dear Dr. Thompson:

     We have completed our limited review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Russell Mancuso

     Russell Mancuso
     Branch Chief
     Office of Electronics and Machinery

cc: Thomas G. Reddy, Esq.
       Sheppard, Mullin, Richter & Hampton LLP